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                                September 16, 2020

       Daniel Carlson
       Principal Executive Officer
       VS Trust
       100 S. Bedford Road, Suite 340
       Mt. Kisco, NY 10549

                                                        Re: VS Trust
                                                            Registration
Statement on Form S-1
                                                            Filed August 26,
2020
                                                            File No. 333-248430

       Dear Mr. Carlson:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover page

   1. Please tell us when you intend to quantify the number of common units of beneficial interest being offered
on the cover page of the prospectus.
       VIX futures contracts can be highly volatile, page 13

   2. Refer to your response to comment 4. Please provide additional context by discussing qualitatively the risk
of total loss, including to the extent the Fund is liquidated, within a single day during high
market volatility. Please also quantify, both here and in the
                                                        Overview section on
page 1, the most significant single day declines of the Index during the volatile markets
earlier this year.
 Daniel Carlson
VS Trust
September 16, 2020
Page 2
Potential negative impact from rolling futures positions, page 15

3. Please update the last sentence of this risk factor to discuss the extent to which the VIX futures contracts markets have been in contango or backwardation as of the most recent practicable date.
Principal Investment Strategies, page 27

4. Refer to your response to comment 5. Please specify the time and manner in which the
       Fund rebalances its portfolio as defined by the Index methodology. Please also describe under what circumstances and over what time period the Sponsor may choose to extend
       the period over which it rebalances the Fund   s portfolio.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or John Spitz,
Staff Accountant, at (202) 551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202)
551-3217 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any other questions.



                                                             Sincerely,
FirstName LastNameDaniel Carlson
                                                             Division of
Corporation Finance
Comapany NameVS Trust
                                                             Office of Finance
September 16, 2020 Page 2
cc:       Barry Pershkow, Esq.
FirstName LastName